UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

For Univision Holdings, Inc.
Investor Relations
Adam Shippee
646-560-4992
ashippee@univision.net

Media Relations
Mónica Talán
212-455-5331

Stephanie Pillersdorf / Brooke Gordon
Sard Verbinnen & Co
212-687-8080

For Grupo Televisa
Investor Relations
Carlos Madrazo / Tel: (52 55) 5261 2445 /
cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 /
enestel@televisa.com.mx

Media Relations
Alejandro Olmos / Tel: (52 55) 4438 1205 /
aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 /
rmoctezumag@televisa.com.mx

UNIVISION AND GRUPO TELEVISA STRENGTHEN STRATEGIC RELATIONSHIP

NEW YORK, NY, July 2, 2015 – Univision Holdings, Inc. (“Univision”) and Grupo Televisa, S.A.B. (“Televisa”; NYSE: TV; BMV: TLEVISA), today announced that, together with Univision’s major shareholders, they have entered into a Memorandum of Understanding (“MOU”) and that certain subsidiaries of Univision and Televisa entered into an amendment to their existing Program Licensing Agreement (the “PLA Amendment”).

Under the PLA Amendment, the terms of the existing strategic relationship between Univision and Televisa have been amended as follows:

●
Term Extension – Univision’s exclusive U.S. broadcast and digital rights (with limited exceptions) to Televisa’s programming including premium Spanish-language telenovelas, sports, sitcoms, reality series, new programming and feature films, will remain unchanged.  Subject to Univision completing a public offering of its common stock that results in net proceeds to Univision of a minimum agreed upon amount and no change of control having occurred, the PLA Amendment extends the term of the PLA from its current expiration date of at least 2025 to at least 2030.

●
Revised Royalty Computation – In exchange for Univision agreeing to make certain additional revenue subject to the royalty, effective January 1, 2015 and through December 2017, the royalty rate on substantially all of Univision’s Spanish-language media networks’ revenue is 11.84 percent, compared to 11.91 percent under the prior terms. On January 1, 2018, the royalty rate will increase to 16.13 percent, compared to 16.22 percent under the prior terms.  Additionally, Televisa will continue to receive an incremental 2 percent in royalty payments on such media networks’ revenues above an increased revenue base of $1.66 billion, compared to the prior revenue base of $1.65 billion.  The royalty rate will again increase to 16.45 percent starting on June 1, 2018 and for the remainder of the term, compared to the prior rate of 16.54 percent.  With this second rate increase, Televisa will receive an incremental 2 percent in royalty payments above a reduced revenue base of $1.63 billion.

In addition, under the terms of the MOU, Univision, Televisa and the major shareholders of Univision have agreed to the following:

●
Equity Capitalization Amendment – The equity capitalization of Univision will be adjusted to realign the economic and voting interests of Televisa and Univision’s other stockholders.  As a result, Televisa will hold common stock with approximately 22% of the voting rights of Univision’s common stock. The classes of Univision shares of common stock to be held by Televisa will also provide Televisa the right to designate a minimum number of directors to Univision’s board of directors.

●
Conversion of Debentures – Televisa will convert $1.125 billion of Univision debentures into warrants that are exercisable for new classes of Univision’s common stock. As a result of the conversion, Univision’s annual interest payment obligations will decrease by approximately $16.9 million. The conversion of Univision debentures into warrants will have the effect of reducing Univision’s consolidated debt by $1.125 billion. Univision has agreed to pay Televisa on the date of conversion, $135.1 million as consideration for the conversion using a combination of existing liquidity and previously restricted cash, which will become unrestricted as a result of the conversion.

“These amendments to the PLA and the terms of our MOU underscore the strength of Univision’s relationship with Televisa and the significant and unique benefits of our mutually beneficial partnership,” said Randy Falco, President and Chief Executive Officer of Univision. “By taking these steps and our pursuit of other related initiatives, Univision is in a stronger competitive position going forward.  Televisa is the best Spanish-language content producer in the world, and we are pleased to continue to have its support as we enter the next exciting chapter of Univision’s history.”

“We are excited to enter into a new phase in the relationship with Univision, the leading media company serving Hispanic America. Univision today is one of the most successful and diversified media organizations globally thanks to the hard work and dedication of Randy Falco and his team,” said Alfonso de Angoitia, Executive Vice President of Grupo Televisa.  “With these transactions we strengthen our relationship further and reiterate our full commitment to Univision and its future. On a personal note I want to thank Haim Saban for his leadership of the Company and personal dedication in bringing these transactions to fruition.”

About Univision Holdings, Inc.

Univision Holdings, Inc. (the “Company”) is a media company serving Hispanic America. The Company operates two broadcast television networks: Univision Network and UniMás. In addition to the broadcast networks, the Company has nine cable networks including Galavisión and Univision Deportes.  The Company’s other seven cable television offerings are De Película, De Película Clásico, Bandamax, Ritmoson, Telehit, Univision tlnovelas, and ForoTV.  The Company owns and operates 60 television stations in the U.S. and Puerto Rico.  The Company also owns and operates 62 radio stations in the U.S. and owns and operates five radio stations in Puerto Rico. The Company also offers Uforia, a digital music platform.  The Company’s digital properties include Univision.com, UVideos, Flama, online and mobile websites associated with the Company’s local television and radio stations, and Univision Partner Group. The Company has made strategic investments with filmmaker Robert Rodriguez in El Rey and with Walt Disney Company’s ABC News in Fusion.

This press release contains forward-looking statements. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and other references to future periods.  Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions.   Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.  As a result, our actual results may differ materially from those contemplated by the forward-looking statements.  Important factors that could cause actual results to differ materially from those in the forward-looking statements include:  cancellation, reductions or postponements of advertising or other changes in advertising practices among our advertisers; any impact of adverse economic conditions on our business and financial condition, including reduced advertising revenue; changes in the size of the U.S. Hispanic population, including the impact of federal and state immigration legislation and policies on both the U.S. Hispanic population and persons emigrating from Latin America; lack of audience acceptance of our content; varying popularity for programming, which we cannot predict at the time we may incur related costs; the failure to renew existing agreements or reach new agreements with multichannel video programming distributors (“MVPDs”) on acceptable subscription or “retransmission consent” terms; consolidation in the cable or satellite MVPD industry; the impact of increased competition from new technologies; competitive pressures from other broadcasters and other entertainment and news media; damage to our brands or reputation; fluctuations in our quarterly results, making it difficult to rely on period-to-period comparisons; failure to retain the rights to sports programming to attract advertising revenue; the loss of our ability to rely on Televisa for a significant amount of our network programming; an increase in royalty payments pursuant to our programming license agreement with Televisa; the failure of our new or existing businesses to produce projected revenues or cash flows; failure to monetize our content on our digital platforms; failure to monetize our spectrum assets; the failure or destruction of satellites or transmitter facilities that we depend upon to distribute our programming; disruption of our business due to network and information systems-related events, such as computer hackings, viruses, or other destructive or disruptive software or activities; inability to realize the full value of our intangible assets; failure to utilize our net operating loss carryforwards; the loss of key executives; possible strikes or other union job actions; piracy of our programming and other content; environmental, health and safety laws and regulations; FCC media ownership rules; compliance with, and/or changes in, the rules and regulations of the FCC; new laws or regulations concerning retransmission consent or “must carry” rights; increased enforcement or enhancement of FCC indecency and other programming content rules; the impact of new legislation on the reallocation of broadcast spectrum which may result in additional costs and affect our ability to provide competitive services; net losses in the future and for an extended period of time; our substantial indebtedness; our failure to service our debt or inability to comply with the agreements contained in our senior secured credit facilities and our indentures, including any financial covenants and ratios; our dependency on lenders to execute our business strategy and our inability to secure financing on suitable terms or at all; volatility and weakness in the capital markets and risks related to our ownership, among other factors.

About Grupo Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 25 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. Televisa also participates in Mexico´s telecommunications industry in many regions of the country where it offers video, voice, and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, will represent approximately 38% on a fully diluted, as-converted basis of the equity capital in Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), the controlling company of Univision, the leading media company serving the United States Hispanic market.

This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B.  Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 2, 2015	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel